UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 10, 2024, ParaZero Technologies Ltd. (the “Company”) convened its annual general meeting of shareholders (the “Meeting”) at which the Company’s shareholders approved each of the four proposals brought before the Meeting in accordance with the majority required for each proposal.

Each of the proposals was described in the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the Securities and Exchange Commission on November 5, 2024.

As part of the proposals adopted by the Company’s shareholders at the Meeting, the Company’s Articles of Association were amended. A copy of the Articles of Association of the Company as amended and restated is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of ParaZero Technologies Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: December 10, 2024	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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